UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2009
Commission File Number 000-28508
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
PART 1. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended June 30,
	2008	2009
Revenue:
License and research revenue	$3,157	$4,341
Product sales and services	3,173	2,529
Other revenues	2,823	2,705

Total revenue	9,153	9,575

Costs and expenses:
Cost of goods and services sold	(2,241)	(1,891)
Research and development	(8,960)	(9,598)
Selling, general and administrative	(3,686)	(3,287)

Total	(14,887)	(14,776)

Loss from operations	(5,734)	(5,201)

Interest income net	369	139
Foreign loss	(31)	(74)
Other income	70	2

Loss before income taxes	(5,326)	(5,134)
Income tax benefit	1,968	1,584

Net loss	($3,358)	($3,550)

Loss per share

Basic loss per ordinary share	($0.14)	($0.15)
Diluted loss per share	($0.14)	($0.15)

Weighted average number of shares outstanding (in thousands):

Basic	24,067	24,220
Diluted	24,067	24,220
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2008	2009
Revenue:
License and research revenue	$6,701	$11,430
Product sales and services	7,895	4,951
Other revenues	5,422	5,248

Total revenue	20,018	21,629

Costs and expenses:
Cost of goods and services sold	(4,650)	(3,941)
Research and development	(18,237)	(16,983)
Selling, general and administrative	(7,760)	(6,233)

Total	(30,647)	(27,157)

Loss from operations	(10,629)	(5,528)

Interest income net	750	257
Foreign loss	(144)	(148)
Other income	101	9

Loss before income taxes	(9,922)	(5,410)
Income tax benefit	2,868	3,050

Net loss	($7,054)	($2,360)

Loss per share

Basic loss per ordinary share	($0.29)	($0.10)
Diluted loss per share	($0.29)	($0.10)

Weighted average number of shares outstanding (in thousands):

Basic	24,061	24,213
Diluted	24,061	24,213
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	June 30,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$27,021	$7,205
Marketable securities	10,057	37,862
Accounts receivable	6,979	8,686
Inventory	1,837	2,592
Research and development tax credit receivable short term	11,114	—
Prepaid expenses and other current assets	2,181	2,657

Total current assets	59,189	59,002

Property and equipment, net	27,601	25,734
Other assets:
Research and development tax credit receivable long term	4,880	8,307
Other long-term assets	191	210
Total other assets	5,071	8,517

Total assets	$91,861	$93,253

LIABILITIES
Current liabilities:
Current portion of long-term debt	684	726
Current portion of capital lease obligations	69	28
Accounts payable	5,760	4,272
Current portion of deferred revenue	798	1,651
Advances from customers	587	1,446
Accrued expenses	5,905	5,701
Other current liabilities	6,452	2,380

Total current liabilities	20,255	16,204

Long-term debt, less current portion	2,269	2,273
Capital lease obligations, less current portion	96	82
Deferred revenue, less current portion	201	5,257
Other long-term liabilities	20,494	19,484

Total long-term liabilities	23,060	27,096

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 24,205,350 issued and outstanding at December 31, 2008 and 24,225,350 at June 30, 2009 (28,265,090 authorised - nominal value 0.122 euro)	3,516	3,519
Additional paid-in capital	193,085	195,862
Accumulated deficit	(160,205)	(162,565)
Accumulated other comprehensive income	12,150	13,137

Total shareholders’ equity	48,546	49,953

Total liabilities and shareholders’ equity	$91,861	$93,253

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of CashFlows
(Unaudited)

	Six months ended
	June 30,
	2008	2009

Cash flows from operating activities:
Net loss	($7,054)	($2,360)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,791	2,964
Gains on sales of marketable securities	(183)	(85)
Grants recognized in other income and income from operations	(1,416)	(782)
Stock compensation expense	5,084	2,837
Increase (decrease) in cash from:
Accounts receivable	(774)	(1,386)
Inventory	(289)	(685)
Prepaid expenses and other current assets	(554)	(416)
Research and development tax credit receivable	(3,374)	7,512
Accounts payable	(768)	(1,345)
Deferred revenue	(1,648)	5,409
Accrued expenses	(87)	556
Other current liabilities	443	950
Other long-term assets and liabilities	(1,128)	(1,279)

Net cash provided by (used in) operating activities	(7,957)	11,890

Cash flows from investing activities:
Purchases of property and equipment	(1,623)	(975)
Proceeds from sales of marketable securities	39,243	59,320
Purchase of marketable securities	(35,169)	(85,358)

Net cash provided by (used in) investing activities	2,451	(27,013)

Cash flows from financing activities:
Reimbursment of loans or conditional grants	—	(3,998)
Principal payments on capital lease obligations	(194)	(52)
Cash proceeds from issuance of ordinary shares and warrants	366	29

Net cash provided by (used in) financing activities	172	(4,021)

Effect of exchange rate changes on cash and cash equivalents	1,722	(672)

Net decrease in cash and cash equivalents	(3,612)	(19,816)

Cash and cash equivalents, beginning of period	26,313	27,021

Cash and cash equivalents, end of period	$22,701	$7,205

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Accumulated	Comprehen-	Shareholders’
	Shares	Amount	Capital	Deficit	sive Income	Equity
Balance at January 1, 2009	24,205,350	$3,516	$193,085	($160,205)	$12,150	$48,546

Issuance of ordinary shares on exercise of stock -options	20,000	3	26			29
Stock-based compensation expense			2,751			2,751
Net loss				(2,360)		(2,360)
Foreign currency translation adjustment					987	987

Comprehensive loss						($1,373)

Balance at June 30, 2009	24,225,350	$3,519	$195,862	($162,565)	$13,137	$49,953

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity as Currency Translation Adjustments.
     2. REVENUES
2.1 License and research revenue
     The Company recognized research and development revenues of $6,130,000 for the first six months of 2009. Research and development revenues include $2,676,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $719,000 pursuant to the agreement signed with Wyeth Pharmaceuticals on September 12, 2007.
     Licensing fees of $5,300,000 were recognized in the first six months of 2009 and included one milestone of $4,000,000 from GlaxoSmithline (GSK).
     2.2 Product sales and services.
     In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $4,951,000.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     2.3 Other revenues.
     The Company recognized other revenues of $5,248,000 for the six-month period ended June 30, 2009 which includes primarily royalties from the License Agreement with GSK with respect to Coreg CR.
     3. RESEARCH TAX CREDIT
     The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash.
     For the six month period ended June 30, 2009, the credit amounted to $3,050,000.
     4. SHAREHOLDERS’ EQUITY
     During the three month period ending June 30, 2009, as a result of exercise of stock options, the Company issued 20,000 ordinary shares, nominal value €0.122 per share.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     5. STOCK COMPENSATION EXPENSE
During the three month period ending June 30, 2009, no stock options or free of charge share awards were granted by the Company.
     The annual shareholders meeting as of June 24, June 2009 authorized the issue of 250,000 warrants, but none of them were subscribed during the period ending June 30, 2009.
     Net loss before and after stock-based compensation is as follows :

	Three months ended		Six months ended
(in thousands except per share data)	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009

Net loss	(3,358)	(3,550)	(7,054)	(2,360)

Net loss per share
Basic	($0.14)	($0.15)	($0.29)	($0.10)
Diluted	($0.14)	($0.15)	($0.29)	($0.10)

Number of shares used for computing
Basic	24,067	24,220	24,061	24,213
Diluted	24,067	24,220	24,061	24,213

Stock-based compensation (FAS123R)
Cost of products and services sold	129	54	256	111
Research and development	1,334	602	2,564	1,226
Selling, general and administrative	1,238	805	2,264	1,500

Total	2,701	1,461	5,084	2,837

Net loss before stock-based compensation	(657)	(2,089)	(1,970)	477

Net loss before stock-based compensation per share
Basic	($0.03)	($0.09)	($0.08)	$0.02
Diluted	($0.03)	($0.09)	($0.08)	$0.02

FLAMEL TECHNOLOGIES S.A.
Item 2. Management’s Discussion and Analysis of Financial Condition and
Results of Operations.
FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2008, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.
RESULTS OF OPERATIONS
     For the first six months of 2009, Flamel reported total revenues of $21.6 million compared to $20.0 million for the first six months of 2008, an increase primarily driven by an increase in license and research revenues discussed below.
     License and research revenues for the six months ended June 30, 2009 were $11.4 million compared to $6.7 million for the first six months of 2008, an increase primarily driven by one milestone payment for a total amount of $4.0 million invoiced to GlaxoSmithKline (GSK).
     Product sales and services, pursuant to the Company’s supply contract with GSK totaled $5.0 million for the first six months of 2009 compared to $7.9 million for the first six months of 2008. The reduction in revenues during the period coincided with lower than expected demand for Coreg CR.
     Other revenues were $5.2 million for the six months ended June 30, 2009 compared to $5.4 million for the first six months of 2008.

FLAMEL TECHNOLOGIES S.A.
     Operational expenses decreased to $27.2 million during the first six months of 2009 from $30.6 million for the first six months of 2008. The decline was magnified in dollar terms by the weakness of the dollar versus the euro year-on-year. This decrease was also due primarily to efforts to contain operating costs and prioritize our expenditures.
     Costs of goods and services sold were $3.9 million in the first six months of 2009, as compared to $4.7 million in the first six months of 2008. This decrease was due to reductions in 2009 expenditures to correspond with lower demand for Coreg CR.
     Research and development expenditures were $17.0 million in the first six months of 2009, compared to $18.2 million in the first six months of 2008. The reduction in research and development expenditures was primarily due to timing and commitment of certain expenses as well as a favorable euro-dollar exchange rate.
     SG&A expenses during the quarter were $6.2 million compared to $7.8 million in the year-ago period mainly due to efforts to contain non-critical expenditures.
     Net loss for the first six months of 2009 was $(2.4) million, compared to a net loss of ($7.1) million in the first six months of 2008. Net loss per share (basic) for the first six months of 2009 was $(0.10), compared to net loss per share in the year-ago period of ($0.29).
LIQUIDITY AND CAPITAL RESOURCES
     On June 30, 2009, the Company had $45.1 million in cash, cash equivalents and marketable securities, compared to $37.1 million on December 31, 2008.
     This increase in cash and marketable securities includes the $4 million milestone payment invoiced to GSK as well as the $6.5 million upfront payment by Merck Serono received in the first quarter following exercise of an option to license Medusa technology for development of an improved formulation of an already marketed therapeutic protein in Merck Serono’s portfolio.
     In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the company by French tax authorities for expenditure incurred in 2005, 2006 and 2007. During the first quarter of 2009, the research tax credit from 2005 was paid by the tax authorities and the corresponding advance was reimbursed to OSEO. This resulted in:
•	a cash outflow from financing activities ($4.0 million), related to the reimbursement of the advance secured against the R&D tax credit from 2005, and

•	a cash inflow from operating activities ($4.4 million), corresponding to the R&D credit tax from 2005 paid by the tax authorities (decrease in R&D tax credit receivable).

FLAMEL TECHNOLOGIES S.A.
     During the second quarter of 2009, we received reimbursement of the 2008 R&D tax credit amounting to $5.8 million. This results from a change in legislation in light of the current economic context and is only applicable in 2009. It enables companies to benefit from rapid reimbursement of their R&D tax credit from 2008, which would normally have been reimbursed in 2012. There are no interest cost or other financial consequences as a result of this early reimbursement.
     We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     During the first six months of 2009, there were no material changes to any legal proceedings involving the company that management believes would have a material adverse effect on our consolidated financial position or results of operations. Please refer to the ‘Legal Proceedings’ section of our Annual Report on Form 20-F for the year ended December 31, 2008 for additional information.
Item 1A. Risk Factors
     Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2008 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:
•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•	although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•	products that incorporate our drug delivery technologies are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

FLAMEL TECHNOLOGIES S.A.
•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•	commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•	if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated;

•	certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business;

•	our products and technologies may not gain market acceptance;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;.

•	third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•	the current credit and financial market conditions may exacerbate certain risks affecting our business;

•	we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the global economic recession and its negative effect on the capital markets and which may result in dilution of our shareholders’ equity interest;

FLAMEL TECHNOLOGIES S.A.
•	our share price has been volatile and may continue to be volatile;

•	our operating results may fluctuate, which may adversely affect our share price;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.

FLAMEL TECHNOLOGIES S.A.
Item 4. Submission of Matters to a Vote of Security Holders
     a) On Wednesday, June 24, 2009, we held our annual shareholders’ meeting to vote on fourteen proposals.
     b) The following matters were voted upon at the annual meeting:

Votes
Proposal	Votes For	Against/Abstain	Broker Non-Votes

Approval of Statutory Accounts for year ended	24 021 797	77 223	0
December 31, 2008.

Allocation of results to retained earnings.	24 025 437	73 583

Renewal of Mr. Elie Vannier as Director.	23 961 133	137 887

Renewal of Mr. Frederic Lemoine as Director.	23 945 520	153 500

Renewal of Mr. Lodewijk J.R. De Vink as	23 959 183	139 837
Director.

Renewal of Mr. John L. Vogelstein as Director.	23 959 733	139 287

Renewal of Mr. Frank Fildes as Director.	23 959 713	139 307

Renewal of Mr. Stephen H. Willard as Director.	23 949 638	149 382

Determination of the annual amount of	23 890 636	208 384
Directors’ attendance fees.

Approval of agreements referred to in article	23 398 676	700 344
L. 225-38 et seq. of the Commercial Code.

Authorization to be granted to the Board of	21 855 094	2 243 926
Directors with a view to allocation of two hundred thousand (200 000) shares at no cost (“free shares”) and taking note of the resulting capital increases.

Authorization to be granted to the Board of	21 556 593	2 542 427
Directors for issue of a maximum number of two hundred and fifty thousand (250 000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

Authorization to be granted to the Board of	2 158 951	21 940 069
Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.

Powers for formalities.	23 935 688	163 332

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.
Dated: September 25, 2009	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer